SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C. 20549
                                __________

                               SCHEDULE 13D
                              (Rule 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
    TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)

                              (Amendment No. 3)

                       Impac Commercial Holdings, Inc.
                              (Name of Issuer)

                        Common Stock $0.01 par value
                       (Title of Class of Securities)

                                44968J 10 6
                              (CUSIP Number)

                         Daniel K. Osborne
          Executive Vice President, Chief Operating Officer
                      and Chief Financial Officer
                      Apex Mortgage Capital, Inc.
                865 South Figueroa Street, Suite, 1800
                    Los Angeles, California  90017
                       (213) 244-0000
            (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                         October 18, 1999
                (Date of Event Which Requires Filing
                        of This Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                     (Continued on following pages)
                          (Page 1 of 7 Pages)


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CUSIP No. 44968J 10 6            13 D          Page 2 of 7 Pages

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
     Apex Mortgage Capital, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]
                                                           (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS
      WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Maryland

     NUMBER OF               7          SOLE VOTING POWER
                                         0
      SHARES
                             8          SHARED VOTING POWER
    BENEFICIALLY                        627,300

     OWNED BY                9          SOLE DISPOSITIVE POWER
                                        0
       EACH

  REPORTING PERSON
      WITH                 10           SHARED DISPOSITIVE POWER
                                        627,300

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      627,300

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.5%

14    TYPE OF REPORTING PERSON
      CO


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CUSIP No. 44968J 10 6           13 D                     Page 3 of 7 Pages

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
     The TCW Group, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [x]
                                                            (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS
     Not applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Nevada

     NUMBER OF               7          SOLE VOTING POWER
                                         0
      SHARES
                             8          SHARED VOTING POWER
    BENEFICIALLY                        627,300

     OWNED BY                9          SOLE DISPOSITIVE POWER
                                        0
       EACH

  REPORTING PERSON
                            10          SHARED DISPOSITIVE POWER
        WITH                            627,300

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      627,300

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.5%

14    TYPE OF REPORTING PERSON
      HC, CO

CUSIP No. 44968J 10 6            13D                Page 4 of 7 Pages

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
     Robert A. Day

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                            (b) [x]

3    SEC USE ONLY

4    SOURCE OF FUNDS
     Not applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     USA

     NUMBER OF               7          SOLE VOTING POWER
                                        627,300
      SHARES
                             8          SHARED VOTING POWER
    BENEFICIALLY                        0

     OWNED BY                9          SOLE DISPOSITIVE POWER
                                        627,300
       EACH

  REPORTING PERSON
                            10          SHARED DISPOSITIVE POWER
        WITH                            0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      627,300

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.5%

14    TYPE OF REPORTING PERSON
      IN, HC

                       AMENDMENT NO. 3 TO SCHEDULE 13D

Reference is made to the Schedule 13D originally filed on September 7, 1999, as amended by Amendment No. 1 thereto filed on September 8, 1999 and Amendment No. 2 thereto filed on September 23, 1999, by Apex Mortgage Capital, Inc., a Maryland corporation ("AXM"), The TCW Group, Inc., a Nevada corporation ("TCWG"), and Robert A. Day, an individual (collectively, the "Reporting Persons"), with respect to the Common Stock, $.01 par value per share ("Common Stock"), of Impac Commercial Holdings, Inc. (the "Issuer").

ITEM 4.	PURPOSE OF TRANSACTIONS

On August 5, 1999, the Issuer announced an agreement to merge with and into AMRESCO Capital Trust ("AMCT"), an externally managed Texas real estate investment trust. In such merger, shareholders of the Issuer would receive 0.661 of a share of AMCT for each share of Common Stock (the "Merger Consideration").

AXM continues to believe that the Merger Consideration considerably undervalues the Common Stock to the disadvantage of the Issuer's shareholders. On September 7, 1999, by letter to the Board of Directors of the Issuer, AXM made a non-binding proposal for a tax-free merger of AXM and the Issuer in which 0.60328 shares of AXM's common stock would be exchanged for each share of Common Stock. On September 8, 1999, by Amendment No. 1 to the Schedule 13D originally filed on September 7, 1999, a copy of such letter was filed as Exhibit 2 to the Schedule 13D originally filed on September 7, 1999, and a copy of a press release disclosing the merger proposal and the letter was filed as Exhibit 3 to the Schedule 13D originally filed on September 7, 1999. AXM believes that the terms of its proposal are financially superior to those reflected in the proposed transaction with AMCT.

Item 4 is amended to add the following:

The Issuer and AXM have exchanged further correspondence. By letter from the Issuer to AXM dated September 30, 1999, a copy of which is filed herewith as Exhibit 7, the Issuer has advised AXM that the Board of Directors of the Issuer has engaged Bear Stearns & Co. Inc. to assist it in analyzing AXM's proposal. By letter from AXM to the Issuer dated October 13, 1999, a copy of which is filed herewith as Exhibit 8, AXM has reiterated its request that the Issuer form a special committee of independent directors to objectively examine AXM's proposal and has requested a meeting with such special committee to discuss a number of issues regarding certain transactions both completed and proposed involving the Issuer, Fortress Investment Group and their affiliates and regarding certain other matters. By letter from the Issuer to AXM dated October 14, 1999, a copy of which is filed herewith as Exhibit 9, the Issuer has denied AXM's request for a meeting with a special committee of independent directors and indicated that pursuant to the terms of the Agreement and Plan of Merger, dated as of August 4, 1999, by and between the Issuer and AMCT, the Issuer or any of its representatives are prohibited from participating in or encouraging any discussions or negotiations regarding AXM's proposal. By letter from AXM to the Issuer dated October 18, 1999, a copy of which is filed herewith as Exhibit 10, AXM has responded by raising a number of issues regarding certain transactions both completed and proposed involving the Issuer, Fortress Investment Group and Impac Mortgage Holdings, Inc. and regarding certain other matters.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 is amended to add the following additional Exhibits:

Exhibit 7	Letter dated September 30, 1999 from the Issuer to AXM

Exhibit 8	Letter dated October 13, 1999 from AXM to the Issuer

Exhibit 9	Letter dated October 14, 1999 from the Issuer to AXM

Exhibit 10	Letter dated October 18, 1999 from AXM to the Issuer

                           SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                                  October 18, 1999

                                  APEX MORTGAGE CAPITAL, INC.



                                  By:    __/s/___Daniel K. Osborne____
                                  Name:  Daniel K. Osborne
                                  Title: Executive Vice President, Chief
                                         Operating Officer and Chief
                                         Financial Officer


                                  THE TCW GROUP, INC.



                                  By:    /s/___Michael E. Cahill_______
                                  Name:  Michael E. Cahill
                                  Title: Managing Director, General
                                         Counsel & Secretary


                                  ROBERT A. DAY



                                   By:     ____/s/ Michael E. Cahill_____
                                   Name:  Michael E. Cahill
                                   Title:   Authorized Signatory



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